EZTD INC.
6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012

October 29, 2015

Via EDGAR

Kim McManus, Senior Attorney
Securities and Exchange Commission
Office of Real Estate and Commodities
100 F Street, NE
Washington, DC 20549

Re:   EZTD Inc.
Amendment No.3 to Form 10-12G
Filed October 7, 2015
File No. 000-51255

Dear Ms. McManus:

The purpose of this letter is to respond to your letter of October 23, 2015 regarding the above-referenced registration statement. For your convenience, your comments appear in bold, followed by our responses.

Government Regulation, page 10

U.S. Regulation of Binary Options, page 10

1.   We note your revisions in response to comment 6 of our letter dated August 31, 2015 and we are reissuing our prior comment, in part. Your revised disclosure states that the “question of whether binary options are ‘securities’ within the meaning of the U.S. securities laws . . . has not been definitively resolved” and “is not yet settled.” This language appears to conflict with the positions of the SEC and CFTC, outlined in your disclosure. Please revise to remove the qualifying language or advise. Please also revise to acknowledge the extent to which any offer and sale in the United States must be registered or exempt. In addition, to the extent you elect to reference SEC v. Banc de Binary, Ltd., please disclose the Court’s holding that binary options are “securities” subject to  regulation by the SEC. Please make conforming changes in your risk factor disclosure on page 14.

We have made the requested revisions at page 10 of our Form 10/A.

2.   You state on pages 10 and 14 that the decision in SEC v. Banc de Binary, Ltd. is in conflict with the decision in Clay v. Riverwood International Corporation. We note that Clay v. Riverwood does not appear to have involved binary options. We also note your disclosure on pages 10 and 14 that in Stechler v. Sidley, Austin Brown and Wood LLP the Court concluded that binary options likely did not fall within the definition of securities. We note that the opinion in Stechler v. Sidley, Austin Brown and Wood LLP states that “[w]hether the “Digital Options [at issue in that case] are securities. . . is not appropriately resolved on a motion to dismiss.” Please revise to remove or correct your references to these cases. To the extent you retain your disclosure related to these cases, please revise to include the decision dates and please supplementally provide us with highlighted hardcopies of the opinions to support your statements.

We have removed references to Clay v. Riverwood International Corporation and Stechler v. Sidley, Austin Brown and Wood LLP in our Form 10/A.

3.   We note your correspondence dated October 7, 2015 in response to comment 8 of our letter dated August 31, 2015. Your response letter gives the impression that you will not repay amounts to customers after a nine month period of inactivity. Your disclosure, however, continues to give the impression that a customer may receive his or her outstanding balance upon presentation of acceptable identifying documentation. Please revise the disclosure in your filing to explain your process for handling inactive accounts.

We have made the requested revisions at page 11 of our Form 10/A.

Exhibits, page 50

4.   We note your response to comment 18 of our letter dated August 31, 2015 in which you have filed versions of the Convertible Loan Agreements and appended separate signature pages for each of the lender parties signatory thereto. The exhibits on file fail to include material information regarding the terms of loans, including the amount loaned by each of the signatory lenders and the number of shares comprising a Conversion Unit for each lender. Please refer to Instruction 2 to Item 601(a) and confirm, if true, that the contracts required to be filed are substantially identical in all material respects except as to the parties thereto, loan amount, shares comprising a Conversion Unit, etc. To the extent you intend to rely on Instruction 2 to Item 601(a), please refile the exhibits with a schedule identifying the other documents omitted and set forth the material details in which such documents differ from the exhibits on file.

We confirm that the contracts required to be filed are substantially identical in all material respects, except as to the lending parties thereto, the loan amount, and the numbers of shares and/or warrants comprising a Conversion Unit.

We respectfully note that we have previously filed Schedules of Omitted Documents as follows:

a.	To the Convertible Loan Agreement dated October 29, 2013, by and among the Company and certain Company shareholders, as Exhibit 10.17 to our Form 10/A;

b.	To the Convertible Loan Agreement dated February 2014, by and among the Company and certain Company shareholders, as Exhibit 10.19 to our Form 10/A; and

c.	To the Convertible Loan Agreement dated December 2014, by and among the Company and certain Company shareholders, as Exhibit 10.21 to our Form 10/A.

Item 2. Financial Information, page 25

Liquidity and Capital Resources, page 30

5.            Please reconcile the accumulated deficit amount of $37,475,007 to the amount per the consolidated balance sheet of $37,273,166 as of June 30, 2015.

We have made the requested revisions at page 30 of our Form 10/A.

Notes to Consolidated Financial Statements

Note 1 – General

6.            Please reconcile the net loss amount of $2,738,229 disclosed on page F-11 to the amount per the consolidated statement of operation of $2,536,388 for the six months ended June 30, 2015.

We have made the requested revisions at page F-11 of our Form 10/A.

Note 3 – Fair Value Measurements, page F-14

7.            We note your response and your revised disclosure regarding the fair value measurement for long term options in response to previous comment 12. Based on the information provided in your response and revised disclosure to comply with ASC 820-10-50-2(c), we cannot reconcile to the ending balance of $344,500 as of June 30, 2015. Please further revise your disclosure to include a reconciliation from the opening balance to the closing balance, disclosing separately changes during the period attributable to the items specified in ASC 820-10-50-2(c).

We have made the requested revisions at page F-14 of our Form 10/A.

8.            In addition to above, please tell us how your revised disclosure considers the requirements within ASC 820-10-50-2(g) by providing a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement.

We have made the requested revisions at page F-15 of our Form 10/A.

The following section describes the ranges of the most significant unobservable input used by the Company in Level 3 fair value measurements. The level of aggregation and the diversity of instruments held by the Company lead to a wide range of unobservable inputs that may not be evenly distributed across the Level 3 liabilities.

Volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable. The general relationship between changes in the value of the derivative and changes in volatility also depend on changes in interest rates and the level of the underlying index. Generally, as volatility increases in long term positions, the value of the derivative increases.  The inverse is also true; as volatility decreases in long term positions, the value of the derivative decreases.  Some instruments are more sensitive to changes in volatility than others. For example, an at-the-money option would experience a larger percentage change in its fair value than a deep-in-the-money option. In addition, the fair value of an option with more than one underlying security (for example, an option on a basket of bonds) depends on the volatility of the individual underlying securities. Specific volatility inputs vary widely by asset type; ranges for foreign exchange volatility are generally lower and narrower than equity volatility. Equity volatilities are wider due to the nature of the equities market and the terms of certain exotic instruments. For most instruments, the interest rate volatility input is on the lower end of the range; however, for certain structured or exotic instruments (such as market-linked asset or exotic interest rate derivatives), the range is much wider.

Volatility represents the speed and severity of market price changes and is a key factor in pricing options. Typically, instruments can become more expensive if volatility increases. For example, as an index becomes more volatile, the cost to maintaining a given level of exposure increases because more frequent rebalancing of the portfolio is required.

Consolidated Financial Statements as of December 31, 2014

Note 7 – Obligation to Customers, page F-21

9.            We note your response to previous comment 15. Please revise your revenue recognition policy footnote to include a description of your accounting policy for recording customer bonuses.

We have made the requested revisions at page F-15 of our Form 10/A.

* * *
We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call our attorney, Oded Har-Even (212) 660-5002 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

EZTD INC.

By: /s/ Shimon Citron
Name: Shimon Citron
Title: Chief Executive Officer

cc: Oded Har-Even, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP